UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-37593

BORQS TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Office B, 21/F, Legend Tower, 7 Shing Yip Street

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 are the proxy materials for the 2023 Annual General Meeting of Shareholders of Borqs Technologies, Inc. (the “Company”).

Attached as Exhibit 99.2 to this report on Form 6-K is the proxy card for the 2023 Annual General Meeting of Shareholders of the Company.

EXHIBIT INDEX

Exhibit No.
99.1	Proxy Materials for the 2023 Annual General Meeting of Shareholders

99.2	Proxy Card for the 2023 Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 13, 2023	BORQS TECHNOLOGIES, INC.
(registrant)

	By:	/s/ Pat Sek Yuen Chan
Pat Sek Yuen Chan
Chief Executive Officer

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